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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Netzee, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

64122W 30 6

(Cusip Number)

Jeffrey M. Taylor
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64122W 30 6

1.	Name of Reporting Person: Donny R. Jackson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
This statement amends certain items contained in the Schedule 13D filed by Donny R. Jackson (the “Reporting Person”) with the Securities and Exchange Commission on July 1, 2002, relating to the common stock, no par value per share (the “Common Stock”), of Netzee, Inc., a Georgia corporation (the “Issuer”).

As a result of the Issuer’s sale of substantially all of its assets and impending dissolution, it has ceased to maintain principal executive offices. The Issuer maintains a mailing address at P.O. Box 2414, Alpharetta, Georgia 30023.

Item 2.	Identity and Background
Item 2 is hereby amended as follows:

The business address of the Reporting Person is c/o Netzee, Inc., P.O. Box 2414, Alpharetta, Georgia 30023. The Reporting Person’s principal occupation is serving as the President, Chief Executive Officer and a director of the Issuer.

During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

On December 31, 2002, the Issuer completed its previously announced sale of substantially all of its assets to a wholly-owned subsidiary of Certegy Inc. The asset sale was completed pursuant to an Asset Purchase Agreement approved by the Board of Directors of the Issuer and the holders of the Common Stock.

On January 2, 2003, in connection with the Issuer’s cessation of active operations following the sale of substantially all of its assets and its planned liquidation and dissolution as described below, Kevin Lee resigned as Senior Vice President, Operations of the Issuer.

On January 9, 2003, the Issuer filed a Form 15 with the Securities and Exchange Commission to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934. As a result, the Common Stock ceased to be eligible for quotation on the OTC Bulletin Board.

On January 13, 2003 the Issuer commenced dissolution proceedings by filing a Notice of Intent to Dissolve with the Secretary of State of the State of Georgia.

On or about February 7, 2003, as part of its dissolution proceedings, the Issuer made a single and final liquidating distribution to all holders of record of Common Stock in the amount of $0.50 per share of outstanding Common Stock. This liquidating distribution was in complete liquidation of all shares of outstanding Common Stock. The liquidating distribution was made pursuant to a Plan of Complete Liquidation and Dissolution approved and adopted by the Board of Directors of the Issuer and the holders of the Common Stock. Following the liquidating distribution, the share transfer books of the Issuer were closed. As a result of the liquidation, the Reporting Person no longer has the right or the ability to vote or dispose of any shares of Common Stock that had been beneficially owned by him.

Other than as described above in this Item 4, the Reporting Person does not presently have any plans or proposals that relate to or would otherwise result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) Except for the ongoing liquidation and dissolution of the Issuer, an extraordinary corporate transaction, such as a merger or reorganization, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Except for potential reductions in the number of directors and officers of the Issuer in connection with its dissolution, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as follows:

(a) See Boxes 11 and 13 of the cover page 2 and response to Item 4 above.

(b) See Boxes 7, 8, 9, and 10 of the cover page 2.

(c) As a result of the transactions reported in response to Item 4 above, all of the 168,969 shares of Common Stock over which the Reporting Person had sole or shared voting or dispositive power were liquidated.

(d) The Reporting Person shared the right to receive or the power to direct the receipt of the proceeds from the liquidation with respect to 14,867 shares of Common Stock as a 20% member of a limited liability company through which such shares were held.

(e) See response to Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended as follows: See response to Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Plan of Complete Liquidation and Dissolution of Netzee, Inc., as approved and adopted by the Issuer’s shareholders on December 30, 2002.*

*	Previously filed by the Issuer as Exhibit B to its definitive proxy statement, as filed with the Securities and Exchange Commission on December 20, 2002 and incorporated by reference herein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

February 13, 2003 (Date)

By:	/s/ Donny R. Jackson
Name:	Donny R. Jackson
Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

EXHIBIT A	Plan of Complete Liquidation and Dissolution of Netzee, Inc., as approved and adopted by the Issuer’s shareholders on December 30, 2002.*

*	Previously filed by the Issuer as Exhibit B to its definitive proxy statement, as filed with the Securities and Exchange Commission on December 20, 2002 and incorporated by reference herein.